A personal invitation from **infiniRel**

Hello ___,

Our world is transitioning very quickly to renewable energy, and **infiniRel** has developed an early warning system that will prevent failures in a key component of solar farms, wind turbines and electric vehicles. **infiniRel** has already won $400,000 of awards and prizes to validate our technology, we have completed a prototype and a study, and we have signed our first customer contract and three client LOIs. We're raising a seed round and we want you to join us.

Our predictive technology is the first of its kind and a clear game changer because it significantly reduces risks for renewable energy producers and increases safety for EVs. These systems rely on *DC to AC inverters* which randomly fail in large numbers, leading to massive budget overruns, reduced performance, and supply chain failures. A non-predicted inverter failure in an EV means the car will stop without warning.

Our seed round will finance:
• Build of Inventer Health Scanners and bata test in the field
• Build a cloud date infrastructure system to manage and visualize data
• Validate business model for 15 renewable energy plants

We offer two investment opportunities:
- a 506(c) offering for accredited investors
- anyone can invest on Wefunder

Attached is a one-page summary with more information about our team and our disruptive technology, and how our projected revenues will be $160 million within four years.

Are you available for a Zoom call next week, so I can explain this opportunity and its relevance to your work in [[?]]. Here's a link to my calendar if you would like to grab a timeslot now. I look forward to connecting on this opportunity.

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